UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 7)*

SAFEGUARD HEALTH ENTERPRISE, INC. (Name of Issuer)
Common Stock, $.01 Par Value (Title of Class of Securities)
786444109 (CUSIP Number)
Jack R. Anderson 16475 Dallas Parkway, Suite 735 Addison, TX 75001 (972) 248-7350 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 20, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 786444109

1.	Names of Reporting Persons. Jack R. Anderson I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,762,684

	8.	Shared Voting Power 1,181,730

	9.	Sole Dispositive Power 2,762,684

	10.	Shared Dispositive Power 1,181,730

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,944,414

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 11.0

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Common Stock, $.01 par value SafeGuard Health Enterprises, Inc. 95 Enterprise, Suite 100 Aliso Viejo, California 92656-2605

Item 2. Identity and Background.

(a)

Name:           Jack R. Anderson

         This amendment is filed by Jack R. Anderson, a former director of the Issuer. On March 28, 2003, Mr. Anderson gifted a total of 270,000 shares of 2002 Series C Preferred Stock (the "Stock") issued by SafeGuard Health Enterprises, Inc. (the "Issuer") to various relatives and trusts controlled by various relatives of Mr. Anderson. Mr. Anderson disclaims beneficial ownership of the 270,000 shares of Stock gifted to such persons and/or entities and maintains no dominion nor control over such shares of Stock and maintains no control over the voting of such Stock.

         In August 2002, Mr. Anderson loaned $2 million to the Issuer which was used by the Issuer to increase its working capital and to provide for payments due under certain capital leases, and to provide for payments due under the settlement of stockholder litigation previously disclosed. The loan was made under an unsecured convertible note that bears interest at 7% annually and is payable in 36 equal monthly installments of principal and interest beginning in September 2002 (the "Note"). The outstanding balance under the convertible note is convertible into Common Stock of the Issuer at a conversion of $1.625 per share, at any time after one (1) year from the date of the borrowing. The maximum number of shares into which such note may be convertible at the initial time of conversion was 848,791.

         In May 2003, Mr. Anderson entered into an Amendment to Convertible Promissory Note and Termination of Registration Rights Agreement (the "Amendment Agreement") that amended the Note issued by the Issuer to Mr. Anderson referred to above. The Amendment Agreement specifically terminates the Registration Rights Agreement by and between the Issuer and Mr. Anderson dated as of August 8, 2002 with respect to the Note. The Amendment Agreement provides for a deferral of all principal payments due under the Note for a three (3) year period commencing May 1, 2003 through April 30, 2006. Interest payments under the Note will continue to be paid by the Issuer. The Amendment Agreement also amended the Note to provide for the immediate conversion, at the option of Mr. Anderson, of the principal balance of the Note as of May 1, 2003, which was $1,538,549, into the Common Stock of the Issuer at a conversion price of $1.625 per share. As a result, Mr. Anderson, as of May 1, 2003, has a right to convert the remaining principal balance of the Note into 946,799 shares of the Issuer's Common Stock.

(b)	Residence or business address: 16475 Dallas Parkway, Suite 735 Addison, Texas 75001

(c)	Present Principal Occupation or Employment: Private Investor

(d)	Criminal Conviction: None

(e)	Court or Administrative Proceedings: None

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration: Personal funds of Mr. Anderson

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  The purpose of the transaction was to amend the Note described above in accordance with the description above and to disclose the number of shares of the Issuer's Common Stock that the Note would be convertible into as of May 8, 2003, at the option of Mr. Anderson. The other purposes of Mr. Anderson with respect to the remaining shares of stock of the Issuer remain unchanged from previous filings made by Mr. Anderson.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
None
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
None
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
None
(e) Any material change in the present capitalization or dividend policy of the issuer;
None
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
None
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None
(j) Any action similar to any of those enumerated above.
None

Item 5. Interest in Securities of the Issuer.

(a)

         This amendment covers shares of Common Stock of the Issuer issuable upon the full conversion of all loans, preferred stock, and notes acquired pursuant to the Term Sheet Agreement, Bank Debt Agreement, and the Convertible Loan Agreement between the Issuer and Mr. Anderson, as described herein and in previous filings.

         As of March 28, 2003, the Issuer had 5,697,962 shares of Common Stock outstanding, 30,000,000 shares of Series A, B, C, and D Preferred Stock convertible into 30,000,000 shares of Common Stock of the Issuer, and two loans outstanding one of which is to an officer of a subsidiary of the Issuer, and the other which is to Mr. Anderson, a former director of the Issuer, both of which loans have conversion rights at $1.625 per share which conversion rights become available one (1) year after the loan was consummated. The maximum amount of shares that could be converted from these loans is 1,964,796 shares of Issuer Common Stock. As a result and assuming the conversion of all such Preferred Stock issued in the above described transactions, there will be 35,697,962 shares of Common Stock outstanding (based on the number of shares of Common Stock of the Issuer outstanding as of March 28, 2003.)

         Mr. Anderson currently beneficially owns 283,000 shares of Common Stock of the Issuer of which (a) 183,000 shares are owned directly by Mr. Anderson of which he has sole voting and dispositive power and (b) 100,000 shares owned by his spouse as separate property as to which Mr. Anderson disclaims beneficial ownership but which are reflected in this amendment as beneficially owned with shared voting and dispositive power. The 283,000 shares shown as currently beneficially owned by Mr. Anderson represent approximately 5.0% of the currently issued and outstanding shares of Common Stock of the Issuer.

         Assuming full conversion of all loans and Preferred Stock, Mr. Anderson (including his spouse's separate property of 1,181,730 additional shares as to which Mr. Anderson disclaims beneficial ownership) will own an additional 3,661,414 shares of Common Stock of the Issuer. These 3,661,414 shares, along with the 283,000 shares of Common Stock already beneficially owned by Mr. Anderson, would aggregate to 3,944,414 shares of Common Stock, which would represent approximately 11.0% of the shares of Common Stock of the Issuer outstanding after full conversion of all the loans and Preferred Stock owned by Mr. Anderson.

         Mr. Anderson has not effected any transaction involving shares of Common Stock of the Issuer at any time since more than 60 days prior to the day of this amendment.

(b)	See 5(a) above

(c)	None

(d)	See 5(a) above

(e)	See 5(a) above

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   There are no contracts, agreements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, except for the agreements described in previous Schedule 13D filings made by Mr. Anderson.

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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2003
Jack R. Anderson
By:	/s/ Jack R. Anderson Jack R. Anderson

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